Exhibit 99.4

Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release

Rio Tinto and Chinalco sign memorandum of understanding to form iron ore joint venture for the Simandou Project in Guinea
19 March 2010
Rio Tinto and Chinalco have signed a non-binding memorandum of understanding (MoU) to establish a joint venture covering the development and operation of the Simandou iron ore project in Guinea. The scope of the proposed joint venture covers rail and port infrastructure as well as the mine itself.
Rio Tinto currently owns 95 per cent of the Simandou project with the remaining five per cent being owned by the International Finance Corporation (IFC), the financing arm of the World Bank. Under the MoU, Rio Tinto’s interest in the Simandou project will be held in a new joint venture. Chinalco will acquire a 47 per cent interest in the new joint venture by providing US$1.35 billion on an earn-in basis through sole funding of ongoing development work over the next two to three years. Once Chinalco has paid its US$1.35 billion, the Rio Tinto and Chinalco effective interests in the Simandou project will be 50.35 per cent and 44.65 per cent respectively.
Tom Albanese, chief executive, Rio Tinto said “We have long believed that Rio Tinto and Chinalco could work together on major projects for mutual benefit. Chinalco is an excellent partner for us in Simandou. Chinalco brings its own skills and capabilities in major projects and access to the infrastructure expertise of other Chinese organisations. We believe the Simandou project is a large scale, long life asset and is the single best undeveloped source of high grade iron ore. By working with Chinalco and the IFC we expect to realise great economic and social benefits for Guinea, and great value for our shareholders.”
Following the formation of the joint venture, Rio Tinto’s Simfer subsidiary will continue to manage the development of the Simandou project. Rio Tinto and Chinalco will now work on finalising definitive and binding transaction documentation. In addition to the sole funding provided by Chinalco, the project will require significant additional development expenditure before it becomes fully operational.
The Guinean Government holds an option to buy up to 20 per cent of the project. Any interest acquired by the Guinean Government would proportionally reduce the effective interests of Rio Tinto, Chinalco and the IFC in Simandou.
Forward looking statements
This announcement contains statements about the proposed joint venture with Chinalco that are “forward looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. No assurances can be given that the forward looking statements in this announcement relating to the proposed joint-venture with Chinalco will be realised. Except as otherwise stated herein and as may be required to comply with applicable law and regulations, Rio Tinto does not intend to update these forward looking statements and does not undertake any obligation to do so.
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Notes to editors
Simandou is a world class iron ore mining project located in south eastern Guinea. The project has completed initial feasibility studies and is progressing development work. Rio Tinto is partnered with the International Finance Corporation, which holds a five per cent stake in the Simandou project.
Rio Tinto has already spent over US$600 million on exploration and evaluation work necessary to develop a world class mine at Simandou. The Simandou project employs over 1,000 people in Guinea. The current mine, rail and port plan anticipates creating tens of thousands of jobs during the construction phase and more than 4,000 full time jobs during the operational phase. Once fully operational, the mine is expected to produce over 70 million tonnes of iron ore per annum.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminum, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
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